Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines(a).

	Year Ended December 31,
	2006	2005	2004	2003		2002
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax (loss) income from continuing operations(b)(e)	$2,192	$3,869	$1,792	$(307)		$1,526
Fixed charges	1,382	1,159	1,433	1,620		1,550
Distributed income of equity investees	893	473	140	263		369
Deduct:
Preference security dividend requirements of consolidated subsidiaries	27	27	31	139		170
Interest capitalized(c)	56	23	18	58		193

Total earnings (as defined for the Fixed Charges calculation)	$4,384	$5,451	$3,316	$1,379		$3,082

Fixed charges:
Interest on debt, including capitalized portions	$1,311	$1,096	$1,365	$1,441		$1,340
Estimate of interest within rental expense	44	36	37	40		40
Preference security dividend requirements of consolidated subsidiaries	27	27	31	139		170

Total fixed charges	$1,382	$1,159	$1,433	$1,620		$1,550

Ratio of earnings to fixed charges(e)	3.2	4.7	2.3	(d	)	2.0

(a)	Certain prior year Income Statement amounts above have been adjusted for businesses reclassified to discontinued operations during 2006.
(b)	Excludes minority interest expenses and income or loss from equity investees.
(c)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(d)	Earnings were inadequate to cover fixed charges by $241 million for the year ended December 31, 2003.
(e)	Includes pre-tax gains on the sale of TEPPCO GP and LP of approximately $0.9 billion, net of minority interest, in 2005.